601 Lexington Avenue
New York, New York 10022

Jeffrey D. Symons, Esq. To Call Writer Directly: (212) 446-4825 jeffrey.symons@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 7, 2010

VIA EDGAR SUBMISSION AND
HAND DELIVERY

Perry Hindin

Special Counsel

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC  20549-3628

Re:	Sauer-Danfoss Inc.
Amendment No. 2 to Schedule 14D-9 filed on April 5, 2010
File No. 005-55771

Amendment No. 2 Schedule 13E-3 filed on April 5, 2010
File No. 005-55771

Dear Mr. Hindin:

Reference is made to (i) the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), originally filed on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”), as subsequently amended and supplemented, and (ii) the Rule 13e-3 Transaction Statement (the “Schedule 13E-3”), originally filed on March 19, 2010 by the Company with the Commission, as subsequently amended and supplemented, relating to the tender offer by Danfoss Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”), to purchase all of the issued and outstanding shares of common stock of the Company not already owned by Danfoss and its subsidiaries at a price of $13.25 per share.

The Company yesterday filed Amendment No. 3 to the Schedule 14D-9 and Amendment No. 3 to the Schedule 13E-3 via EDGAR, which incorporated the modifications to the Company’s Schedule 14D-9 and Schedule 13E-3 described below in response to the Commission’s comments.

On behalf of the Company, we are writing to respond to the comments raised in your letter to us dated April 6, 2010.  The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics).  For your convenience, we

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

are sending you via hand delivery a copy of this response letter.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule 14D-9.

1.                                       We note your responses to prior comments 2 and 5.  Note that if the Company has based its fairness determination on the analyses of factors undertaken by the Special Committee and Lazard, the Company must expressly adopt these analyses and discussions as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.  In this respect, please disclose whether the Company expressly adopted the Special Committee’s and Lazard’s discussions and analyses of the factors summarized in the Schedule 14D-9, as amended.  Note however, that to the extent the Company did not adopt the Special Committee’s or Lazard’s discussions and analyses, the Company must discuss each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factors were not deemed material or relevant.

Response:  In response to the Staff’s comment, the “Reasons for the Recommendation of the Special Committee” subsection of “Item 4.  The Solicitation or Recommendation” has been amended to state that the Company adopted the analyses and discussions of the Special Committee and Lazard.

*    *    *    *    *

Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter, the Schedule 14D-9 and/or the Schedule 13E-3.

Sincerely,

/s/ JEFFREY D. SYMONS
Jeffrey D. Symons

cc:	Andrew Ballantine, Esq.
Sauer-Danfoss Inc.

Peter Mirakian III, Esq.
Spencer Fane Britt & Browne LLP

Stephen Fraidin, Esq.
Kirkland & Ellis LLP